UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, 5, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
This Report on Form 6-K shall be incorporated by reference into the registrant’s (i) Registration Statement on Form S-8 as amended (File No. 333-274681) and (ii) its Registration Statement on Form S-8 as
amended (File No. 333-278925), in each case, to the extent not superseded by documents or reports subsequently filed by the registrant under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended
Enclosure:  Unaudited condensed consolidated interim financial statements as of and for each of the six-
month periods ended 30 June 2025 and 2024, prepared in accordance with IFRS Accounting Standards, and related management’s discussion

June 2025 Interim Report	1

2025 I Form 6-K

Financial and Operating Report
for the six months ended 30 June 2025

KEY STATISTICS		Six months	Six months
		ended	ended
		Jun	Jun
US Dollar million, except as otherwise noted		2025	2024
Operating review
Gold
Produced - Managed operations(1)(2)(3)	- oz (000)	1,386	1,096
Produced - Non-managed joint ventures(1)	- oz (000)	138	158

Sold - Managed operations(1)(2)(3)	- oz (000)	1,403	1,133
Sold - Non-managed joint ventures(1)	- oz (000)	135	154

Financial review
Gold income	- $m	4,334	2,491
Cost of sales - Managed operations(1)(2)	- $m	2,372	1,762
Cost of sales - Non-managed joint ventures(1)	- $m	213	174
Total operating costs	- $m	1,775	1,376
Gross profit	- $m	2,036	749

Average gold price received per ounce* - Managed operations(1)(2)(5)	- $/oz	3,090	2,197
Average gold price received per ounce* - Non-managed joint ventures(1)(5)	- $/oz	3,078	2,219
All-in sustaining costs per ounce* - Managed operations(1)(2)	- $/oz	1,676	1,658
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,414	1,078
Total cash costs per ounce* - Managed operations(1)(2)	- $/oz	1,228	1,200
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,193	866

Profit before taxation	- $m	1,775	580
Total borrowings	- $m	2,297	2,299

Profit attributable to equity shareholders	- $m	1,112	311
	- US cents/share	219	74
Headline earnings(4)	- $m	1,087	313
	- US cents/share	214	74
Net cash inflow from operating activities	- $m	1,743	672
Capital expenditure - Managed operations(1)(2)	- $m	653	490
Capital expenditure - Non-managed joint ventures(1)	- $m	64	61

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin has been included from the effective date of the acquisition.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties in the six months ended 30 June 2024.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(5)The average gold price received per ounce* for the six months ended 30 June 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 1 August 2025
June 2025

June 2025 Interim Report	2

2025 I Form 6-K

OVERVIEW
Comparison of operating performance in the six months ended 30 June 2025 with the six months ended 30 June 2024
In the Africa region, managed operations (including Sukari), gold production increased by 286,000 ounces, or 48 percent, to 879,000 ounces at a cost of sales of $1,423 million and a total cash cost per ounce* of $1,138 in the six months ended 30 June 2025, compared to 593,000 ounces at a cost of sales of $918 million and a total cash cost per ounce* of $1,220 in the six months ended 30 June 2024. In the Africa region, non-managed joint ventures, gold production (on an attributable basis) decreased by 20,000 ounces, or 13 percent, to 138,000 ounces at a cost of sales of $213 million and a total cash cost per ounce* of $1,193 in the six months ended 30 June 2025, compared to 158,000 ounces at a cost of sales of $174 million and a total cash cost per ounce* of $866 in the six months ended 30 June 2024.
In Ghana, at Iduapriem, gold production decreased by 39,000 ounces, or 30 percent, to 89,000 ounces at a cost of sales of $201 million and a total cash cost per ounce* of $1,586 in the six months ended 30 June 2025, compared to 128,000 ounces at cost of sales of $167 million and a total cash cost per ounce* of $943 in the six months ended 30 June 2024. Gold production decreased year-on-year mainly due to an unplanned seventeen-day plant shutdown in the first quarter of 2025 to investigate and repair a tear in the lining of the Beposo tailings storage facility (“TSF”).
Production was also temporarily impacted by delayed phased advancement at Ajopa and geological refinements to pit designs following a wall slippage at Block 5. Cost of sales was higher year-on-year mainly due to higher deferred stripping amortisation, lower recharges and capital credits and higher contractor and consultant charges, partially offset by a reduction in fuel costs attributable to lower tonnes mined. Total cash costs per ounce* were higher year-on-year largely reflecting lower production volumes - including an estimated shortfall of approximately 12,000 ounces due to the plant stoppage - and the processing of lower-grade ore. Additionally, costs increased due to higher open-put mining expenses related to increased volumes mined. These increases were partially offset by lower labour costs, reflecting a reduction in bonus days accrued.
Also in Ghana, at Obuasi, gold production increased by 17,000 ounces, or 16 percent, to 125,000 ounces at a cost of sales of $202 million and a total cash cost per ounce* of $1,293 in the six months ended 30 June 2025, compared to 108,000 ounces at a cost of sales of $180 million and a total cash cost per ounce* of $1,269 in the six months ended 30 June 2024. Gold production was higher year-on-year mainly due to improved underground mine health, with no Kokoteasua tailings processed during the first half of 2025, whereas surface sources accounted for 14 percent of the feed in the first half of 2024. Consequently, while total tonnes milled declined by three percent year-on-year to 636 kilotonnes, the average head grade strengthened 17 percent year-on-year to 7.09 grams per metric tonne in the first half of 2025, compared with 6.04 grams per metric tonne in the first half of 2024. Cost of sales was higher year-on-year mainly due to increased operating costs related to higher labour and mining contractor costs primarily resulting from increases in tonnes mined, higher royalties paid and higher amortisation costs resulting from higher mined ounces and additional fleet capitalisation, partially offset by favourable change in unsold gold inventory. Total cash costs per ounce* were higher year-on-
year mainly due to increased contractor expenditure associated with increased tonnes mined and greater underground development, along with higher royalties paid.
In Guinea, at Siguiri, gold production increased by 37,000 ounces, or 29 percent, to 165,000 ounces at a cost of sales of $300 million and a total cash cost per ounce* of $1,595 in the six months ended 30 June 2025, compared to 128,000 ounces at a cost of sales of $261 million and a total cash cost per ounce* of $1,791 in the six months ended 30 June 2024. Gold production increased year-on-year mainly due to an 11 percent improvement in recovery, achieved by excluding Bidini ore from the blend, together with optimised carbon management, as well as a 13 percent increase in tonnes treated, supported by improved plant stability. Cost of sales were higher year-on-year mainly due to higher amortisation, higher operating costs related to labour, mining contractor costs, engineering and other stores as well as higher royalties paid, partially offset by movement in Mineral Reserve stockpiles and a favourable change in unsold gold inventory. Total cash costs per ounce* decreased year-on-year mainly due to higher gold production, partially offset by higher royalties paid.
In Tanzania, at Geita, gold production increased by 25,000 ounces, or 11 percent, to 254,000 ounces at a cost of sales of $350 million and a total cash cost per ounce* of $985 in the six months ended 30 June 2025, compared to 229,000 ounces at a cost of sales of $310 million and a total cash cost per ounce* of $1,032 in the six months ended 30 June 2024. Gold production increased year-on-year mainly due to higher recovered grades, supported by an 11 percent uplift in the mine call factor. A 43 percent increase in ore tonnage mined from the open pit further contributed to higher stockpile levels, enhancing feed flexibility. This increase was partially offset by a six percent decline in ore tonnes treated year-on-year due to lower plant throughput and mill utilisation. Cost of sales was higher year-on-year mainly due to higher asset amortisation, higher mining contractor costs and higher royalties paid. Total cash costs per ounce* decreased year-on-year mainly due to higher gold production, partially offset by higher direct operating costs, including increased backfilling activities, higher contractor and consultant expenditure, higher store costs, and additional refining charges and higher royalties paid associated with an increased gold price.
In Egypt, at Sukari, which was acquired on 22 November 2024, gold production was 246,000 ounces at a cost of sales of $370 million and a total cash cost per ounce* of $750. The mine’s performance was in line with plan.
In the DRC, at Kibali, gold production (on an attributable basis) decreased by 20,000 ounces, or 13 percent, to 138,000 ounces at a cost of sales of
$213 million and a total cash cost per ounce* of $1,193 in the six months ended 30 June 2025, compared to 158,000 ounces at a cost of sales of
$174 million and a total cash cost per ounce* of $866 in the six months ended 30 June 2024. Gold production was lower year-on-year mainly due to lower recovered grades, as reduced underground ore treatment, impacted by operational challenges, resulted in a greater reliance on lower-grade open-pit ore. Cost of sales increased year-on-year mainly due to higher operating costs driven by higher volumes mined, higher consumable stores and higher royalties paid. Total cash costs per ounce* were higher year-on-year, largely reflecting the lower production base, higher royalties paid driven by an increased gold price and royalty rate increase, and increased open-pit mining costs associated with higher volumes mined.
In the Americas region, gold production decreased by 11,000 ounces, or four percent, to 246,000 ounces at a cost of sales of $467 million and a total cash cost per ounce* of $1,206 in the six months ended 30 June 2025, compared to 257,000 ounces at a cost of sales of $405 million and a total cash cost per ounce* of $974 in the six months ended 30 June 2024.
In Brazil, at Cuiabá (AGA Mineração), gold production marginally decreased by 3,000 ounces, or two percent, to 126,000 ounces at a cost of sales of $171 million and a total cash cost per ounce* of $922 in the six months ended 30 June 2025, compared to 129,000 ounces at a cost of sales of
$164 million and a total cash cost per ounce* of $876 in the six months ended 30 June 2024. Gold production was marginally lower year-on-year mainly due to a five percent decline in plant recoveries, partially offset by an improvement in ore head grade. Cost of sales were higher year-on-
year mainly due to increased by-product costs. Total cash costs per ounce* were higher year-on-year mainly due to higher operating costs following the Queiroz plant restart and marginally lower production volumes, partially offset by higher by-product revenue and the weakening of the Brazilian real against the US dollar.
Also in Brazil, at Serra Grande, gold production decreased by 16,000 ounces, or 38 percent, to 26,000 ounces at a cost of sales of $68 million and a total cash cost per ounce* of $2,144 in the six months ended 30 June 2025, compared to 42,000 ounces at a cost of sales of $65 million and a total cash cost per ounce* of $1,302 in the six months ended 30 June 2024. Gold production was lower year-on-year mainly due to lower recovered grade and reduced ore volumes treated, impacted by operational restrictions and geotechnical constraints. Cost of sales was higher year-on-year

June 2025 Interim Report	3

2025 I Form 6-K

mainly due to increased asset amortisation. Total cash costs per ounce* were higher year-on-year mainly due to lower gold production, partially offset by the weakening of the Brazilian real against the US dollar.
In Argentina, at Cerro Vanguardia, gold production increased by 8,000 ounces, or nine percent, to 94,000 ounces at a cost of sales of $226 million and total cash cost per ounce* of $1,305 in the six months ended June 30, 2025, compared to 86,000 ounces at a cost of sales of $175 million and a total cash cost per ounce* of $954 in the six months ended 30 June 2024. Gold production was higher year-on-year mainly driven by improved head grade and additional ore tonnes treated. Cost of sales was higher year-on-year mainly due to higher material and labour costs, increased services and refinery costs, increased amortisation of stripping costs and higher royalties paid, partially offset by the weakening of the Argentinean peso against the US dollar. Total cash costs per ounce* were higher year-on-year mainly due to higher material and labour costs and higher royalties paid related to an increased gold price, partially offset by a weaker Argentinean peso against the US dollar and higher by-product revenue.
In the Australia region, gold production (on an attributable basis) increased by 15,000 ounces, or six percent, to 261,000 ounces at a cost of sales of $475 million and a total cash cost per ounce* of $1,528 in the six months ended 30 June 2025, compared to 246,000 ounces at a cost of sales of
$438 million and a total cash cost per ounce* of $1,393 in the six months ended 30 June 2024.
At Sunrise Dam, gold production marginally increased by 2,000 ounces, or two percent, to 122,000 ounces at a cost of sales of $216 million and a total cash cost per ounce* of $1,561 in the six months ended 30 June 2025, compared to 120,000 ounces at a cost of sales of $215 million and a total cash cost per ounce* of $1,436 in the six months ended 30 June 2024. Gold production was marginally higher year-on-year mainly due to a six percent improvement in plant recoveries, partially offset by lower head grades and reduced plant throughput. Cost of sales was marginally higher year-on-year mainly due to additional cost for maintenance for high intensity grinding mill rebuild and carbon-in-leach (“CIL”) tank refurbishment and higher inventory drawdown, partially offset by lower amortisation. Total cash costs per ounce* increased year-on-year mainly due to longer open-pit haulage as surface operations changed from Neville East to Neville Main and SuperBowl, gold-in-process inventory movements linked to the timing of gold pours, as well as higher contractor mining rates and higher royalties paid related to an increased gold price.
At Tropicana, gold production (on an attributable basis) increased by 13,000 ounces, or ten percent, to 139,000 ounces at a cost of sales of $241 million and a total cash cost per ounce* of $1,376 in the six months ended 30 June 2025, compared to 126,000 ounces at a cost of sales of $206 million and a total cash cost per ounce* of $1,221 in the six months ended 30 June 2024. Gold production was higher year-on-year, reflecting a return to normal operating conditions following a significant rain event in March 2024, which had temporarily disrupted surface, underground and milling activities due to flooding. Cost of sales was higher year-on-year mainly due to higher operating costs related to underground and surface mining and increased contractor costs, partially offset by a favourable change in unsold gold inventory. Total cash costs per ounce* increased year-
on-year mainly due to higher operating costs, including higher contractor mining rates, increased fuel prices and higher royalties paid, lower open pit capitalisation between 2025 and 2024, a higher proportion of garnet material and longer haul distances.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Comparison of financial performance in the six months ended 30 June 2025 with the six months ended 30 June 2024
Revenue from product sales
Revenue from product sales (excluding non-managed joint ventures) increased by $1,856 million, or 73 percent, from $2,552 million in the six months ended 30 June 2024 to $4,408 million in the six months ended 30 June 2025. The increase in revenue from product sales was mainly due to an increase in gold income and an increase in by-product revenue. Gold income (excluding non-managed joint ventures) increased by $1,843 million, or 74 percent, from $2,491 million in the six months ended 30 June 2024 to $4,334 million in the six months ended 30 June 2025. The increase in gold income was mainly due to an increase in ounces of gold sold and an increase in the average gold price received per ounce*. Gold sold (excluding non-managed joint ventures) increased by 270,000 ounces, or 24 percent, from 1,133,000 ounces in the six months ended 30 June
2024 to 1,403,000 ounces in the six months ended 30 June 2025, which resulted in an increase in gold income of $596 million. The average gold price received per ounce* increased by $893 per ounce, or 41 percent, from $2,197 per ounce in the six months ended 30 June 2024 to $3,090 per ounce in the six months ended 30 June 2025, which resulted in an increase in gold income of $1,247 million. By-product revenue (excluding non-
managed joint ventures) increased by $13 million, or 21 percent, from $61 million in the six months ended 30 June 2024 to $74 million in the six months ended 30 June 2025, mainly due to an increase in revenue from silver.
Cost of sales
Cost of sales (excluding non-managed joint ventures) increased by $610 million, or 35 percent, from $1,762 million in the six months ended
30 June 2024 to $2,372 million in the six months ended 30 June 2025. The increase was primarily due to an increase in operating costs, royalties paid, amortisation of tangible assets and amortisation of right of use assets, partially offset by a decrease in inventory change.
Total operating costs
Total operating costs increased by $399 million, or 29 percent, from $1,376 million in the six months ended 30 June 2024 to $1,775 million in the six months ended 30 June 2025. Total operating costs include operating costs (such as salaries and wages, consumable stores, explosives, reagents, logistics, fuel, power, water, contractors’ costs, services and other charges) and royalties paid.
Operating costs increased by $321 million, or 25 percent, from $1,268 million in the six months ended 30 June 2024 to $1,589 million in the six months ended 30 June 2025. Operating costs increased mainly as a result of higher salaries and wages, contractor costs, consumable stores, reagents, fuel, power and services, partially offset by higher cost capitalization and other credits.
Royalties paid, which are generally calculated as a percentage of revenue, increased by $78 million, or 72 percent, from $108 million in the six months ended 30 June 2024 to $186 million in the six months ended 30 June 2025. The increase in royalty costs was primarily due to an increase in the average gold price received per ounce*, sales from Sukari (acquired in November 2024) and higher gold sales mainly at Obuasi, Siguiri,
Geita, Tropicana and Cerro Vanguardia.
Retrenchment costs
Retrenchment costs included in cost of sales decreased by $1 million, or 50 percent, from $2 million in the six months ended 30 June 2024 to
$1 million in the six months ended 30 June 2025.
Rehabilitation and other non-cash costs
Rehabilitation and other non-cash costs increased by $7 million, or 58 percent, from $12 million in the six months ended 30 June 2024 to
$19 million in the six months ended 30 June 2025, primarily due to changes at Sukari (acquired in November 2024), increased community investment and changes in estimates for rehabilitation provisions at Iduapriem, Obuasi and Cerro Vanguardia, partially offset by a decrease at
Serra Grande resulting from a change in estimate upon the finalisation of the design review for decharacterisation of the TSF.

June 2025 Interim Report	4

2025 I Form 6-K

Amortisation of tangible, intangible and right of use assets
Amortisation of tangible and right of use assets increased by $229 million, or 70 percent, from $329 million in the six months ended 30 June 2024 to
$558 million in the six months ended 30 June 2025. There was no amortisation of intangible assets in either of the six months ended 30 June 2024 or 30 June 2025.
Amortisation of tangible assets increased by $224 million, or 78 percent, from $286 million in the six months ended 30 June 2024 to $510 million in the six months ended 30 June 2025. The increase was primarily due to the addition of Sukari in November 2024 (+$168 million),higher amortisation at Geita (mainly due to higher deferred stripping due to higher ounces mined, Mineral Reserve development and fixed asset amortisation due to increase of Nyamulilima growth project), higher amortisation at Iduapriem (mainly due to tangible asset additions and deferred stripping costs), at
Cerro Vanguardia (mainly due to higher deferred stripping amortisation and higher production) and at Obuasi (higher Mineral Reserve development and heavy mobile equipment amortisation).
Amortisation of right of use assets increased by $5 million, or 12 percent, from $43 million in the six months ended 30 June 2024 to $48 million in the six months ended 30 June 2025, mainly as a result of new lease assets recognised at Tropicana, Siguiri, Iduapriem and Sukari, partially offset by Geita leases reaching their end of contract.
Inventory change
Inventory change decreased by $24 million, or 56 percent, from $43 million in the six months ended 30 June 2024 to $19 million in the six months ended 30 June 2025. The decrease was primarily due to less movement of unsold gold inventory during the first half of 2025 compared to the first half of 2024.
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal changed from a loss of $1 million in the six months ended 30 June 2024 to a profit of $25 million in the six months ended 30 June 2025, primarily due to a reversal of impairment of Serra Grande of
$74 million (gross of taxation), partially offset by a loss on disposal of $47 million related to the sale of the Doropo and Archean-Birimian Contact
(“ABC”) projects.
Other (expenses) income
Other expenses increased by $52 million, or 72 percent, from $72 million in the six months ended 30 June 2024 to $124 million in the six months ended 30 June 2025. The higher expenses during the six months ended 30 June 2025 were mainly due to an increase in environmental provisions for legacy TSFs of $23 million, mining contractor cost adjustments of $21 million and credits received on other indirect taxes in the prior-year period of $18 million not repeated in the current-year period, partially offset by a decrease in care and maintenance costs of $13 million in Brazil.
Finance costs and unwinding of obligations
Finance costs and unwinding of obligations marginally increased by $1 million, or one percent, from $84 million in the six months ended 30 June
2024 to $85 million in the six months ended 30 June 2025. Finance costs for borrowings decreased by $5 million, or eight percent, from $65 million in the six months ended 30 June 2024 to $60 million in the six months ended 30 June 2025, mainly due to finance costs incurred on lower average debt balances on the $295 million 2025 Geita multi-currency revolving credit facility (“RCF”) and the $1.4 billion 2022 multi-currency RCF. Finance costs for leases increased by $2 million, or 33 percent, from $6 million in the six months ended 30 June 2024 to $8 million in the six months ended
30 June 2025 primarily due to the inclusion of the Tropicana renewable lease contract which commenced in February 2025. Unwinding of obligations increased by $4 million, or 31 percent, from $13 million in the six months ended 30 June 2024 to $17 million in the six months ended 30
June 2025, primarily due to higher unwinding on the restoration and decommissioning provisions.
Share of associates and joint ventures’ profit
Share of associates and joint ventures’ profit decreased by $32 million, or 34 percent, from $95 million in the six months ended 30 June 2024 to
$63 million in the six months ended 30 June 2025. The decrease was primarily due to lower earnings at Kibali as a result of higher taxes (50 percent on revenue above $2,000 per ounce), partly offset by an increase in revenue as a result of the higher average gold price received per ounce* despite lower gold production in the first half of 2025.
Taxation
Taxation expense increased by $168 million, or 65 percent, from an expense of $259 million in the six months ended 30 June 2024 to an expense of $427 million in the six months ended 30 June 2025. The increase was primarily attributable to higher current taxation (due to higher gold prices which generated higher taxable income) and higher withholding taxes in Tanzania (due to higher dividends). The increase was partially offset by lower current taxation in Ghana due to lower gold sales at Iduapriem in the first half of 2025 as compared to the first half of 2024 as well as a decrease in the deferred taxation expense (mainly due to the recognition of deferred tax assets on tax losses in Brazil and lower capital expenditure in Ghana, offset by the higher capital expenditure and the utilisation of deferred tax assets in Guinea).
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Comparison of capital expenditure in the six months ended 30 June 2025 with the six months ended 30 June 2024
Capital expenditure on tangible and intangible assets (which represents capital expenditure of managed operations) increased by $163 million, or
33 percent, from $490 million in the six months ended 30 June 2024 to $653 million in the six months ended 30 June 2025. This increase was mainly due to an increase of $99 million in sustaining capital expenditure* and an increase of $63 million in non-sustaining capital expenditure*.
Sustaining capital expenditure* of managed operations increased by $99 million, or 26 percent, from $386 million in the six months ended 30 June
2024 to $485 million in the six months ended 30 June 2025. Sustaining capital expenditure* of managed operations increased year-on-year mainly due to the inclusion of Sukari in the portfolio (+$69 million) and a $32 million increase at Geita in the first half of 2025 compared to the first half of
2024, reflecting the acquisition of a new mining fleet and increased investment in Mineral Reserve development. This increase was partially offset by lower expenditure at Siguiri following elevated activity in the first half of 2024 related to waste mining, TSF life extension and recovery work on a
CIL tank failure which was not repeated in the first half of 2025.
Non-sustaining capital expenditure* of managed operations increased by $64 million, or 62 percent, from $104 million in the six months ended
30 June 2024 to $168 million in the six months ended 30 June 2025. Non-sustaining capital expenditure* of managed operations increased year-
on-year mainly due to the addition of Sukari to the portfolio (+$56 million) and increased investment in the Beposo TSF at Iduapriem. These increases were partially offset by lower expenditure at the Havana project at Tropicana as well as completion of phase 3 of the Obuasi redevelopment project in 2024.

June 2025 Interim Report	5

2025 I Form 6-K

Capital expenditure of non-managed joint ventures increased by $3 million, or five percent, from $61 million in the six months ended 30 June 2024 to $64 million in the six months ended 30 June 2025. This increase was mainly due to an increase of $13 million in non-sustaining capital expenditure*, partially offset by a decrease of $10 million in sustaining capital expenditure*.
Sustaining capital expenditure* of non-managed joint ventures decreased by $10 million, or 29 percent, from $34 million in the six months ended
30 June 2024 to $24 million in the six months ended 30 June 2025. Sustaining capital expenditure* of non-managed joint ventures decreased year-
on-year mainly due to lower waste stripping capital expenditure at Kibali, aligned with reduced mining activity.
Non-sustaining capital expenditure* of non-managed joint ventures increased by $13 million, or 48 percent, from $27 million in the six months ended 30 June 2024 to $40 million in the six months ended 30 June 2025. Non-sustaining capital expenditure* of non-managed joint ventures increased year-on-year mainly due to higher investment at Kibali, including waste stripping for the Pamao deposition project, continued progress on the CTSF3 Phase 1 project and additional non-sustaining exploration activity.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Comparison of cash flows in the six months ended 30 June 2025 with the six months ended 30 June 2024
Cash flows from operating activities
Cash flows from operating activities increased by $1,071 million, or 159 percent, from a net inflow of $672 million in the six months ended 30 June
2024 to a net inflow of $1,743 million in the six months ended 30 June 2024. The increase in cash flows from operating activities was mainly due to higher cash generated from operations, partially offset by higher taxation paid.
Cash generated from operations increased by $1,315 million, or 179 percent, from an inflow of $735 million in the six months ended 30 June 2024 to an inflow of $2,050 million in the six months ended 30 June 2025. The increase was primarily driven by a higher average gold price received per ounce* and increased gold sales volumes from managed operations, partially offset by higher total operating costs.
Net cash outflow from working capital items amounted to $308 million in the six months ended 30 June 2025, compared with an outflow of $160 million in the six months ended 30 June 2024. The outflow from operating working capital in the six months ended 30 June 2024 mainly related to an increase in trade, other receivables and other assets and a decrease in trade and other payables, partially offset by a decrease in inventories.
Movement in working capital are generally timing-related.
Trade, other receivables and other assets were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”) in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $6 million, or four percent, from $163 million at 31 December 2024 to $169 million at 30 June
2025, as a result of new claims submitted of $51 million partially offset by processing verified VAT claims against corporate tax payments of $29 million and foreign exchange adjustments of $16 million. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. In Argentina, the net export duty receivables (after discounting provisions) remained unchanged at $3 million (equivalent) at 30 June 2025 when compared to 31 December 2024. In addition, CVSA’s cash balance increased by $37 million (equivalent), or 28 percent, from $134 million
(equivalent) at 31 December 2024 to $171 million (equivalent) at 30 June 2025. During the second quarter of 2025, following approval of the 2024 local financial statements, dividends attributable to the 2024 financial year were declared to AngloGold Ashanti’s offshore ($251 million (equivalent))
and onshore ($28 million (equivalent)) investment holding companies. During June 2025, CVSA paid offshore dividends of $35 million to AngloGold
Ashanti by utilising a currency swap mechanism to secure the required US dollars.
Dividends received from joint ventures decreased by $18 million, or 50 percent, from $36 million in the six months ended 30 June 2024 to $18 million in the six months ended 30 June 2025. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up at, the Kibali joint venture in the Democratic Republic of the Congo (“DRC”). During the six
months ended 30 June 2024, AngloGold Ashanti’s cumulative cash receipts from Kibali (Jersey) Limited amounted to $126 million. Kibali (Jersey)
Limited received this cash in the first half of 2024 from Kibali Goldmines S.A. of which $36 million in the form of dividends (net of withholding taxes)
(AngloGold Ashanti’s attributable share: $36 million) and $90 million in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $90 million). During the six months ended 30 June 2025, AngloGold Ashanti’s cumulative cash receipts from Kibali (Jersey)
Limited amounted to $95 million. Kibali (Jersey) Limited received this cash in the first half of 2025 from Kibali Goldmines S.A. of which $18 million in the form of dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $18 million) and $77 million in the form of loan repayments
(net of bank fees) (AngloGold Ashanti’s attributable share: $77 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC decreased by $14 million, or 36 percent, from $39 million at 31 December 2024 to $25 million at 30 June 2025.
The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During the six months ended 30 June 2025, AngloGold Ashanti did not recover any VAT offsets or refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $11 million, or 17 percent, from $65 million at 31
December 2024 to $76 million at 30 June 2025.
Net taxation paid increased by $226 million, or 228 percent, from $99 million in the six months ended 30 June 2024 to $325 million in the six months ended 30 June 2025. The increase in net taxation paid was mainly due to higher provisional and withholding tax payments due to the higher gold price.
Cash flows from investing activities
Cash flows from investing activities amounted to a net outflow of $483 million in the six months ended 30 June 2025, which was $146 million, or 43 percent, higher than a net outflow of $337 million in the six months ended 30 June 2024. The increase in outflow from investing activities was mainly due to higher capital expenditure on tangible and intangible assets of $163 million, a decrease in interest received of $15 million and a decrease in the repayment of loans previously advanced to Kibali of $13 million, partially offset by $25 million in proceeds received from the sale of the Company’s interest in the Doropo and ABC projects in Côte d’Ivoire, a decrease in other investments and assets acquired of $15 million and an increase in deferred compensation received of $14 million.
Cash flows from financing activities
Cash flows from financing activities amounted to a net outflow of $642 million in the six months ended 30 June 2025, which was a change of $351 million from a net outflow of $291 million in the six months ended 30 June 2024. The increase in outflow was mainly due to an increase in dividends paid and lower proceeds from borrowings, partially offset by lower repayments of borrowings.
Cash inflows from proceeds from borrowings decreased by $35 million, from $320 million in the six months ended 30 June 2024 to $285 million for the six months ended 30 June 2025. During the six months ended 30 June 2024, the Company made a drawdown of $300 million on the $1.4 billion

June 2025 Interim Report	6

2025 I Form 6-K

2022 multi-currency RCF and a drawdown of $20 million (equivalent) on the AUD portion of the $1.4 billion 2022 multi-currency RCF. During the six months ended 30 June 2025, the Company made drawdowns of $285 million on the 2025 Geita multi-currency RCF, of which $180 million was in
USD and the remaining $105 million (equivalent) was in Tanzanian shillings.
Cash outflows from repayment of borrowings decreased by $240 million, from $420 million in the six months ended 30 June 2024 to $180 million in the six months ended 30 June 2025. During the six months ended 30 June 2024, there was a partial repayment of $400 million on the $1.4 billion
2022 multi-currency RCF and a repayment of $20 million (equivalent) on the AUD portion of the $1.4 billion 2022 multi-currency RCF. During the six months ended 30 June 2025, there was a full repayment of $180 million on the $1.4 billion 2022 multi-currency RCF.
Dividends paid increased by $559 million, from $80 million in the six months ended 30 June 2024 to $639 million in the six months ended 30 June
2025. Dividends paid to non-controlling interests increased by $229 million, from nil in the six months ended 30 June 2024 to $229 million in the six months ended 30 June 2025, of which $207 million of dividends were paid to the non-controlling interests of Centamin. Such dividends were paid by the Company’s non-wholly owned subsidiaries Siguiri and Sukari to their respective non-AGA related shareholders. In the six months ended 30
June 2025, the Company also paid dividends of $411 million to its external shareholders, compared to dividends of $80 million paid in the six months ended 30 June 2024, in line with the Company’s revised dividend policy. On 1 August 2025, the Company declared an interim dividend of
$406 million, or 80 US cents per share, for the three months ended 30 June 2025.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Liquidity
AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2025 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Total borrowings (including lease liabilities) increased by $172 million, or eight percent, from $2,125 million at 31 December 2024 to $2,297 million at 30 June 2025. AngloGold Ashanti’s cash and cash equivalents (net of bank overdraft) increased by $589 million, or 42 percent, from $1,397 million at 31 December 2024 to $1,986 million at 30 June 2025.
At 30 June 2025, the Group’s overall liquidity was approximately $3.4 billion and consisted of:
•cash and cash equivalents (net of bank overdraft) of $1,986 million;
•the $1.4 billion 2022 multi-currency RCF which was undrawn; and
•the $295 million 2025 Geita multi-currency RCF of which $5 million was undrawn.
At 30 June 2025, the $65 million 2022 Siguiri RCF remained fully drawn. The South African R150 million ($8 million) RMB corporate overnight facility was cancelled effective 16 May 2025.
Supplemental parent guarantor and subsidiary issuer financial information
AngloGold Ashanti Holdings plc (the “Issuer”), a direct wholly-owned subsidiary of AngloGold Ashanti plc (the “Guarantor”), has issued three series of outstanding debt securities which are each fully and unconditionally guaranteed by the Guarantor (the “guaranteed debt securities”). The Issuer is a company incorporated under the laws of the Isle of Man that holds all of AngloGold Ashanti’s operations and assets located outside of South
Africa. The guaranteed debt securities outstanding as of 30 June 2025 consisted of:
•a $750 million 7-year bond, with a maturity date of 1 November 2028 and a fixed coupon of 3.375% payable semi-annually;
•a $700 million 10-year bond, with a maturity date of 1 October 2030 and a fixed coupon of 3.750% payable semi-annually; and
•a $300 million 30-year bond, with a maturity date of 15 April 2040 and a fixed coupon of 6.500% payable semi-annually.
The Guarantor fully and unconditionally guarantees the payment of the principal of, premium, if any, and interest on each of the guaranteed debt securities, including any additional amounts, when and as any such payments become due, whether at maturity, upon redemption or declaration of acceleration, or otherwise. Each guarantee constitutes unsecured and unsubordinated debt of the Guarantor and ranks equally with all of its other unsecured and unsubordinated debt from time to time outstanding. Each guarantee is or will be effectively subordinated to any of the Guarantor’s existing and future secured debt, to the extent of the value of the assets securing such debt, and structurally subordinated to all of the existing and future liabilities (including trade payables) of each of the Guarantor’s subsidiaries (other than the Issuer). As at 30 June 2025, all of the debt of the
Guarantor was unsecured. Under the terms of each full and unconditional guarantee, holders of the guaranteed debt securities will not be required to exercise their remedies against the Issuer before they proceed directly against the Guarantor.
The following summarised financial information reflects, on a combined basis, the assets, liabilities, and results of operations of the Issuer and the
Guarantor (collectively, the “Obligor Group”). Intercompany balances and transactions within the Obligor Group have been eliminated. Amounts attributable to the Obligor Group’s investment in consolidated subsidiaries that have not issued or guaranteed the guaranteed debt securities (the
“Non-Obligor Subsidiaries”) have been excluded. The Obligor Group’s amounts due from, amounts due to and transactions with Non-Obligor
Subsidiaries have been separately disclosed, if considered to be material. The summarised financial information below should be read in conjunction with AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as at and for the six-month period ended
30 June 2025.

June 2025 Interim Report	7

2025 I Form 6-K

Income statement information

	Obligor Group (1)
	Six months	Year
	ended	ended
	Jun	Dec
US Dollar million	2025	2024

Net intergroup dividends, interest, royalties and fees with Non-Obligor Subsidiaries	2	12
Loss for the period	(95)	(194)

(1) The Guarantor’s principal activity is to act as a holding company for AngloGold Ashanti’s operations and had no revenue or costs related to sales for the six months ended 30 June 2025 and the financial year ended 31 December 2024. As a result, cost of sales and gross profit are not presented. The principal activity of the Issuer is to act as a holding company for all of AngloGold Ashanti’s operations and assets located outside of South Africa.
Statement of financial position information

	Obligor Group
	As at	As at
	Jun	Dec
US Dollar million	2025	2024

ASSETS

Current assets
Receivables due from Non-Obligor Subsidiaries	1,900	2,399
Receivables due from other related parties	251	315
Other current assets	1,060	400
	3,211	3,114

Non-current assets
Receivables due from other related parties	187	203
Other non-current assets	15	53
	202	256

LIABILITIES

Current liabilities
Payables due to Non-Obligor Subsidiaries	567	493
Other current liabilities	21	95
	588	588

Non-current liabilities	1,728	1,901
SAFETY UPDATE
The Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety, decreased by seven percent to 0.95 injuries per million hours worked for the first half of 2025, compared to 1.02 injuries per million hours worked for the first half of 2024. By contrast, the TRIFR for the first half of 2025 marginally increased by less than one percent compared to 0.94 injuries per million hours worked for the second half of 2024.
AngloGold Ashanti’s safety strategy, with specific emphasis on the Fatal Hazard Management standard and critical control verifications, continues to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Fatal Hazard Management process.

June 2025 Interim Report	8

2025 I Form 6-K

Capital projects update
Tropicana
Development of the Havana underground decline is progressing according to plan, with detailed infrastructure design currently underway.
Nevada
In the United States, our greenfield concessions are located in the Beatty District of southern Nevada and include the North Bullfrog Project and the adjacent Arthur Gold Project (formerly known as the Expanded Silicon Project). The Arthur Gold Project encompasses the Silicon and Merlin deposits, further strengthening our presence in this prospective gold district.
North Bullfrog Project
In November 2024, the North Bullfrog Project (“NBP”) received approval from the Management Investment Committee (“MIC”) to advance into the detailed engineering phase. By the end of the second quarter of 2025, this phase had progressed to 67 percent completion, marking a key milestone in the NBP’s development.
Permitting activities for the NBP are also well underway. The first round of public scoping was completed in April 2024, with stakeholder feedback primarily focused on potential impacts to groundwater-dependent ecosystems in the upper Amargosa River area. In response, the project team has proactively updated an alternative plan to reduce water usage, supporting the permitting process and reinforcing the Company’s commitment to responsible environmental stewardship.
NBP is expected to be the first of AngloGold Ashanti’s projects to enter production in the Nevada district. In addition to establishing a new production base, it is expected to play a significant role in building a dedicated project development team and enhancing the Company’s understanding of permitting and construction processes in the region.
Arthur Gold Project (previously Expanded Silicon)
The successful completion of the Arthur Gold Project concept study at the end of 2023 enabled the project to advance to the pre-feasibility study
(“PFS”) stage. The project, which comprises the Silicon and Merlin deposits, continues to progress well, with the PFS phase scheduled to run through 2025. Key focus areas include the execution of an extensive drilling programme and the ongoing optimisation of development options identified during the first quarter of 2024 project framing review. As of 31 December 2024, the Arthur Gold Project’s Measured and Indicated Mineral
Resource of 3.40 million ounces and Inferred Mineral Resource of 12.91 million ounces reflects continued exploration success and a refined geological model. This strong resource growth further reinforces the project’s long-term potential within AngloGold Ashanti’s Nevada portfolio.
Corporate update
Issued share capital
As at 31 July 2025, the total issued ordinary share capital of the Company consisted of 504,744,430 ordinary shares of $1.00 each. Each
AngloGold Ashanti ordinary share carries one voting right. The Company does not hold any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other applicable laws and regulations.
Proposed sale of the Serra Grande mine
On 2 June 2025, the Company announced that it had agreed to sell Mineração Serra Grande S.A., which owns the Company’s Serra Grande mine
(“MSG”) in the state of Goiás, Brazil, to Aura Minerals Inc. for the following consideration:
•A cash consideration of $76 million on closing subject to certain working capital adjustments at the closing date; and
•Deferred consideration payments equivalent to a three percent net smelter returns participation over the current Mineral Resource of MSG inclusive of the Mineral Reserve, payable quarterly in cash.
The proposed sale is subject to the fulfilment of certain customary closing conditions.
Sale of entire equity interest in G2 Goldfields Inc.
On 8 July 2025, AngloGold Ashanti completed the sale of 35,948,965 common shares of G2 Goldfields Inc., a Canadian gold mining company with exploration properties in Guyana, South America (“G2”), pursuant to a market sale on the Toronto Stock Exchange (“TSX”) for cash proceeds of
CAD $98.9 million or $70 million (less broker fees), resulting in a realised gain of 1.5 times the cost of the investment. Following this sale (which represented approximately 14.91 percent of G2’s issued and outstanding share capital on a non-diluted basis), AngloGold Ashanti no longer owns any shares in G2.
Proposed acquisition of Augusta Gold Corp.
On 16 July 2025, AngloGold Ashanti announced that it had entered into a definitive agreement with Augusta Gold Corp. (“Augusta Gold”) to acquire all of the issued and outstanding common shares of TSX-listed Augusta Gold at a price of CAD $1.70 per share, implying a fully-diluted equity value for Augusta Gold of approximately CAD $152 million (approximately $111 million). Additionally, in connection with the proposed transaction,
AngloGold Ashanti will provide funds for the repayment of certain shareholder loans (which amounted to approximately $32.6 million at
31 March 2025).
The proposed acquisition will enable the Company to further consolidate its footprint in the Beatty District in southern Nevada. Augusta Gold’s assets include Reward, a permitted, feasibility stage project, the Bullfrog deposit and all tenements surrounding these properties. These properties are adjacent to AngloGold Ashanti’s claims in the Beatty District.
The proposed transaction is subject to the satisfaction of customary closing conditions, including certain approvals of the Augusta
Gold shareholders.
Quebradona
On 20 June 2025, the Colombian Ministry of Environment and Sustainable Development issued Resolution No. 855 of 2025, declaring a temporary renewable natural resources reserve zone over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the Quebradona project is located.
Resolution No. 855 restricts mining activities for three years (extendable for a further two years) while authorities conduct technical studies regarding the conservation value of the area and subsequently determine whether to convert the area to a permanent protected area or to withdraw

June 2025 Interim Report	9

2025 I Form 6-K

the temporary designation. The Company plans to take steps to preserve its rights to conduct exploration activities in the area. However, no new environmental permits or environmental licences may be issued as long as Resolution No. 855 is in force.
Geita gold sale agreement
On 17 June 2025, AngloGold Ashanti’s Geita mine signed a gold sale agreement with the Bank of Tanzania to sell 20 percent of its gold production from Geita through the Geita Gold Refinery, an independently owned and operated Tanzanian entity. The agreement supports the Tanzanian government’s efforts to build gold reserves, stabilise the local currency, and enhance domestic refining capacity. AngloGold Ashanti is the first large-
scale mining company to sign such agreement. This milestone underscores Geita’s 25-year commitment to Tanzania and its role in advancing the country’s beneficiation strategy and broader economic development.
Update on the new model mining exploitation agreements for EDX in Egypt
On 15 July 2025, AngloGold Ashanti, the Egyptian Mineral Resources and Mining Industries Authority (MRMIA) (the successor of EMRA) and the
Egyptian Minister of Petroleum and Mineral Resources signed a new Model Mining Exploitation Agreement (“MMEA”) covering the exploration licence held by Centamin Central Mining S.A.E., following parliamentary approval of such MMEA by special law, which law currently awaits ratification by the Egyptian President. It is expected that the MMEA covering the exploration licence held by Centamin North Mining S.A.E. will be issued as a special law and signed by the relevant parties in Q4 2025. An MMEA takes precedence over existing Egyptian laws in case of direct conflict.
Update on the proposed Ghana joint venture
In March 2023, AngloGold Ashanti and Gold Fields proposed a joint venture to combine their Iduapriem and Tarkwa gold mines in Ghana. The companies have spent much of the intervening time in a constructive dialogue with the Government of Ghana to obtain the necessary approvals.
Over that time, AngloGold Ashanti has identified changes in its standalone mine plan for Iduapriem which have the potential to unlock significant additional value. In early May 2025, the companies have decided to pause discussions around the proposed joint venture to allow them to focus on improving the current, standalone performance at their respective sites, while also allowing AngloGold Ashanti to consolidate the improvements to its long-term mining plan, which currently shows the highest value of its options.
Sukari tax exemption renewal
On 29 April 2025, the tax exemption granted to Sukari Gold Mines Company (“SGM”) under the Sukari Concession Agreement was renewed for an additional 15-year period. The renewed tax exemption will expire on 28 April 2040. As a result, SGM will continue making profit share payments to
EMRA in lieu of any taxes imposed by the Egyptian government on its revenues (including Egyptian corporate income tax). The tax exemption does not include (i) the fixed three percent royalty attributable to the Egyptian government, (ii) rental income on property and (iii) interest income on cash and cash equivalents.
Sale of Côte d’Ivoire projects
On 1 May 2025, AngloGold Ashanti completed the sale of the Doropo Project and the Archean-Birimian Contact (“ABC”) Project in Côte d’Ivoire to
Resolute Mining Limited (“Resolute”). The Doropo and ABC Projects were acquired by AngloGold Ashanti as part of the Centamin transaction on 22
November 2024. As part of the sale of its two gold projects in Côte d’Ivoire, AngloGold Ashanti will also acquire the Mansala Project in Guinea, which is adjacent to its Siguiri mine, from Resolute. The acquisition of the Mansala Project remains subject to several conditions, including the renewal of certain permits and the approval of the Government of Guinea.
The value of the consideration for the sale of the Doropo Project is $175 million, comprising a cash payment of $150 million, plus either (i) the acquisition of the Mansala Project or (ii) an additional amount of $25 million if such acquisition cannot be completed within 18 months. The consideration for the sale of the ABC Project comprises a milestone payment of $10 million in cash on declaration of a JORC-compliant 1.0 million ounces Mineral Reserve on the current ABC Project tenements, and a two percent Net Smelter Royalty over any gold production from any Mineral
Resource on the current ABC Project tenements.
Executive Committee changes
Effective 1 June 2025, Mr. Richard Jordinson retired as Chief Operating Officer (“COO”) of the Company and a member of its Executive Committee, with Mr. Marcelo Pereira da Silva becoming COO and a member of the Executive Committee on the same date.
Mr. Pereira da Silva joined AngloGold Ashanti in 2023 and previously held the role of Senior Vice President LATAM at the Company. Prior to joining
AngloGold Ashanti, Mr. Pereira da Silva was Operations Director of Vale’s Paraopeba Complex in the state of Minas Gerais in Brazil following various senior management roles at Kinross Gold Corporation, where he worked for eight years, including as Director of Operations and
Maintenance at Kinross Brasil, as well as Senior Corporate Manager of Operational Excellence at Kinross’ headquarters in Toronto, Canada.
New registered office address
With effect from 1 August 2025, the registered office of AngloGold Ashanti plc, and its UK subsidiaries, will change from 4th Floor, Communications
House, South Street, Staines-upon-Thames, Surrey, TW18 4PR, United Kingdom to Third Floor, 5, Hobhouse Court, Suffolk Street, London, SW1Y
4HH, United Kingdom.

June 2025 Interim Report	10

2025 I Form 6-K

GROUP – INCOME STATEMENT	Note	Six months	Six months
		ended	ended
		June	June
US Dollar millions		2025	2024
		Unaudited	Unaudited

Revenue from product sales	2	4,408	2,552
Cost of sales	3	(2,372)	(1,762)
(Loss) gain on non-hedge derivatives and other commodity contracts		—	(41)
Gross profit (loss)		2,036	749
Corporate administration, marketing and related expenses		(61)	(66)
Exploration and evaluation costs		(105)	(105)
Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal (1)		25	(1)
Other (expenses) income		(124)	(72)
Finance income		71	89
Foreign exchange and fair value adjustments		(45)	(25)
Finance costs and unwinding of obligations	4	(85)	(84)
Share of associates and joint ventures’ profit (loss)		63	95
Profit (loss) before taxation		1,775	580
Taxation	5	(427)	(259)
Profit (loss) for the period		1,348	321

Attributable to:
Equity shareholders		1,112	311
Non-controlling interests		236	10
		1,348	321

Basic earnings (loss) per ordinary share (US cents) (2)		219	74
Diluted earnings (loss) per ordinary share (US cents) (3)		219	74

(1) Reversal of impairment (impairment), (derecognition of assets) and profit (loss) on disposal line item includes a reversal of impairment for Mineração Serra Grande mine (MSG) of $74m (gross of taxation), partially offset by a loss on disposal of $47m relating to the sale of the Doropo and Archean-Birimian Contact (ABC) projects.
(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

June 2025 Interim Report	11

2025 I Form 6-K

GROUP – STATEMENT OF COMPREHENSIVE INCOME	Six months	Six months
	ended	ended
	June	June
US Dollar millions	2025	2024
	Unaudited	Unaudited

Profit (loss) for the period	1,348	321

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	41	(10)

Items that will not be reclassified subsequently to profit or loss:
Fair value of equity securities through other comprehensive income	28	9
Actuarial gain (loss) recognised	1	—
	29	9

Other comprehensive income (loss) for the period, net of tax	70	(1)

Total comprehensive income (loss) for the period, net of tax	1,418	320

Attributable to:
Equity shareholders	1,182	310
Non-controlling interests	236	10
	1,418	320

June 2025 Interim Report	12

2025 I Form 6-K

GROUP – STATEMENT OF FINANCIAL POSITION	Note	As at	As at
		June	December
		2025	2024
US Dollar millions		Unaudited	Audited Reclassified(2)

ASSETS
Non-current assets
Tangible assets		8,399	8,512
Right of use assets		174	123
Intangible assets		104	98
Investments in associates and joint ventures		596	530
Other investments		11	54
Loan receivable		187	203
Inventories		145	158
Trade, other receivables and other assets (1)		322	213
Contingent considerations (2)		68	30
Reimbursive right for post-retirement benefits		55	49
Deferred taxation		11	12
Cash restricted for use		43	41
		10,115	10,023

Current assets
Loan receivable		215	260
Inventories		1,030	1,055
Trade, other receivables and other assets (3)		435	356
Contingent considerations (2)		11	18
Taxation		13	—
Cash restricted for use		14	20
Cash and cash equivalents		2,001	1,425
Assets held for sale	7	295	—
		4,014	3,134

Total assets		14,129	13,157

EQUITY AND LIABILITIES
Share capital and premium		549	526
Accumulated losses and other reserves		6,867	6,103
Shareholders’ equity		7,416	6,629
Non-controlling interests		1,875	1,884
Total equity		9,291	8,513

Non-current liabilities
Borrowings	9	2,017	1,901
Lease liabilities	9	128	65
Environmental rehabilitation and other provisions (4)		730	656
Provision for pension and post-retirement benefits		63	57
Trade and other payables		5	6
Deferred taxation		551	519
		3,494	3,204

Current liabilities
Borrowings	9	86	83
Lease liabilities	9	66	76
Environmental rehabilitation and other provisions (4)		93	109
Trade and other payables (5)		786	957
Taxation		215	187
Bank overdraft		15	28
Liabilities held for sale	7	83	—
		1,344	1,440

Total liabilities		4,838	4,644

Total equity and liabilities		14,129	13,157
(1) The increase in non-current trade, other receivables and other assets is mainly as a result of the deferred consideration recognised for the sale of the Doropo project of $103m. See note 8.
(2) Contingent considerations, which were previously reported as part of trade, other receivables and other assets, are now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified. The increase in contingent considerations is mainly as a result of contingent considerations recognised for the sale of the Doropo and ABC projects of $34m.
(3) The increase in current trade, other receivables and other assets is mainly as a result of an increase in trade receivables of $62m, other prepayments of $20m and recoverable taxes of $20m, partly offset by the receipt of the Siguiri insurance claim of $21m and the Kibali dividend of $18m.
(4) The increase in environmental rehabilitation and other provisions in total is mainly as a result of an increase in the closure provisions at Brazil due to the finalisation of the design review for the de-characterisation of the TSFs at AngloGold Ashanti Mineração ($73m) and unwinding of the provision( $16m), partly offset by Serra
Grande provisions transferred to liabilities held for sale ($34m).
(5) The decrease in current trade and other payables is mainly as a result of the timing of supplier payments of $66m, settlement of landowner duties previously accrued of $45m, settlement of Yatela rehabilitation expenses previously accrued of $20m and Serra Grande trade and other payables of $22m reclassified to liabilities held for sale.

June 2025 Interim Report	13

2025 I Form 6-K

GROUP – STATEMENT OF CASH FLOWS		Six months	Six months
		ended	ended
		June	June
		2025	2024
US Dollar millions	Note	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	10	2,050	735
Dividends received from joint ventures		18	36
Taxation paid		(325)	(99)
Net cash inflow (outflow) from operating activities		1,743	672

Cash flows from investing activities
Capital expenditure on tangible and intangible assets		(653)	(490)
Proceeds from disposal of tangible assets		—	1
Proceeds from disposal of subsidiary	8	25	—
Deferred compensation received		19	5
Other investments and assets acquired		(3)	(18)
Loans advanced to associates and joint ventures		—	(1)
Decrease (increase) in cash restricted for use		7	16
Interest received		45	60
Repayment of loans advanced to joint ventures		77	90
Net cash inflow (outflow) from investing activities		(483)	(337)

Cash flows from financing activities
Proceeds from borrowings		285	320
Repayment of borrowings		(180)	(420)
Repayment of lease liabilities		(46)	(43)
Finance costs - borrowings		(54)	(63)
Finance costs - leases		(8)	(5)
Dividends paid		(639)	(80)
Net cash inflow (outflow) from financing activities		(642)	(291)

Net increase (decrease) in cash and cash equivalents		618	44
Translation		(9)	(16)
Reclassification to disposal group held for sale	7	(20)	—
Cash and cash equivalents at beginning of period (net of bank overdraft)		1,397	955
Cash and cash equivalents at end of period (net of bank overdraft)		1,986	983

June 2025 Interim Report	14

2025 I Form 6-K

GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Reorganisation reserve	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non- controlling interests	Total equity

US Dollar millions

Balance at 31 December 2023 Audited	420	6,815	76	(2,148)	(4)	(2)	(1,446)	3,711	29	3,740
Profit (loss) for the period	—	—	—	311	—	—	—	311	10	321
Other comprehensive income (loss)	—	—	—	—	9	—	(10)	(1)	—	(1)
Total comprehensive income (loss)	—	—	—	311	9	—	(10)	310	10	320
Shares issued	13	—	—	—	—	—	—	13	—	13
Share-based payment for share awards net of exercised	—	—	2	—	—	—	—	2	—	2
Dividends paid	—	—	—	(80)	—	—	—	(80)	—	(80)
Balance at 30 June 2024 Unaudited	433	6,815	78	(1,917)	5	(2)	(1,456)	3,956	39	3,995

Balance at 31 December 2024 Audited	526	8,811	80	(1,316)	19	1	(1,492)	6,629	1,884	8,513
Profit (loss) for the period	—	—	—	1,112	—	—	—	1,112	236	1,348
Other comprehensive income (loss)	—	—	—		28	1	41	70	—	70
Total comprehensive income (loss)	—	—	—	1,112	28	1	41	1,182	236	1,418
Employee share scheme issues	23	—	(23)	—	—	—	—	—	—	—
Equity settled share-based payments	—	—	16	—	—	—	—	16	—	16
Dividends paid	—	—	—	(411)	—	—	—	(411)	—	(411)
Dividends paid to non-controlling interests	—	—	—	—	—	—	—	—	(245)	(245)
Balance at 30 June 2025 Unaudited	549	8,811	73	(615)	47	2	(1,451)	7,416	1,875	9,291
(1) Foreign currency translation reserve includes a loss of $1,411m (December 2024: $1,411m; June 2024: $1,411m) that will not re-cycle through the income statement, and a loss of $40m (December 2024: $81m; June 2024: $45m) relating to foreign operations that will re-cycle through the income statement on disposal.

June 2025 Interim Report	15

2025 I Form 6-K

Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.
Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities.
In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

Gold income	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

AFRICA	3,190	1,699
Kibali - Attributable 45%	417	340
Iduapriem	278	289
Obuasi	376	249
Siguiri	511	291
Geita	828	530
Sukari	780	—

AUSTRALIA	797	561
Sunrise Dam	366	272
Tropicana - Attributable 70%	431	289

AMERICAS	764	571
Cerro Vanguardia	295	207
AngloGold Ashanti Mineração (1)	387	273
Serra Grande	82	91

	4,751	2,831
Equity-accounted joint venture included above	(417)	(340)
	4,334	2,491
(1) Includes income from sale of gold concentrate, see note 2.

By-product revenue
US Dollar millions

AFRICA	5	3
Kibali - Attributable 45%	1	1
Obuasi	1	—
Siguiri	—	1
Geita	2	1
Sukari	1	—

AUSTRALIA	3	2
Sunrise Dam	1	1
Tropicana - Attributable 70%	2	1

AMERICAS	67	57
Cerro Vanguardia	58	57
AngloGold Ashanti Mineração	9	—

	75	62
Equity-accounted joint venture included above	(1)	(1)
	74	61

June 2025 Interim Report	16

2025 I Form 6-K

Segmental reporting (continued)

Cost of sales	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

AFRICA	1,636	1,092
Kibali - Attributable 45%	213	174
Iduapriem	201	167
Obuasi	202	180
Siguiri	300	261
Geita	350	310
Sukari	370	—

AUSTRALIA	475	438
Sunrise Dam	216	215
Tropicana - Attributable 70%	241	206
Administration and other	18	17

AMERICAS	467	405
Cerro Vanguardia	226	175
AngloGold Ashanti Mineração	171	164
Serra Grande	68	65
Administration and other	2	1

CORPORATE AND OTHER	7	1

	2,585	1,936
Equity-accounted joint venture included above	(213)	(174)
	2,372	1,762

Gross profit (1)
US Dollar millions

AFRICA	1,559	610
Kibali - Attributable 45%	205	167
Iduapriem	76	122
Obuasi	175	69
Siguiri	211	31
Geita	480	221
Sukari	412	—

AUSTRALIA	325	125
Sunrise Dam	151	57
Tropicana - Attributable 70%	192	85
Administration and other	(18)	(17)

AMERICAS	364	222
Cerro Vanguardia	128	88
AngloGold Ashanti Mineração	225	108
Serra Grande	13	27
Administration and other	(2)	(1)

CORPORATE AND OTHER	(7)	(41)

	2,241	916
Equity-accounted joint venture included above	(205)	(167)
	2,036	749
(1) The Group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit (loss) before taxation, refer to the Group income statement.

June 2025 Interim Report	17

2025 I Form 6-K

Segmental reporting (continued)

Amortisation	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

AFRICA	428	203
Kibali - Attributable 45%	47	43
Iduapriem	56	41
Obuasi	42	33
Siguiri	33	25
Geita	81	61
Sukari	169	—

AUSTRALIA	76	83
Sunrise Dam	29	39
Tropicana - Attributable 70%	47	43
Administration and other	—	1

AMERICAS	99	84
Cerro Vanguardia	37	25
AngloGold Ashanti Mineração	48	49
Serra Grande	14	10

CORPORATE AND OTHER	2	2

	605	372
Equity-accounted joint venture included above	(47)	(43)
	558	329

Capital expenditure
US Dollar millions

AFRICA	510	355
Kibali - Attributable 45%	64	61
Iduapriem	72	70
Obuasi	88	89
Siguiri	32	43
Geita	129	92
Sukari	125	—

AUSTRALIA	75	86
Sunrise Dam	30	23
Tropicana - Attributable 70%	45	63

AMERICAS	105	91
Cerro Vanguardia	31	28
AngloGold Ashanti Mineração	54	46
Serra Grande	20	17

PROJECTS	27	19
Colombian projects	10	3
North American projects	17	16

	717	551
Equity-accounted joint venture included above	(64)	(61)
	653	490

June 2025 Interim Report	18

2025 I Form 6-K

Segmental reporting (continued)

Total assets	As at	As at
	June	December
	2025	2024
US Dollar millions	Unaudited	Audited

AFRICA	9,197	9,081
Kibali - Attributable 45%	940	950
Iduapriem	609	579
Obuasi	1,523	1,481
Siguiri	576	591
Geita	1,402	1,231
Sukari	4,137	4,243
Administration and other	10	6

AUSTRALIA	933	845

AMERICAS	1,714	1,460
Cerro Vanguardia	642	626
AngloGold Ashanti Mineração	834	668
Serra Grande	220	148
Administration and other	18	18

PROJECTS	902	991
Colombian projects	219	207
North American projects	683	784

CORPORATE AND OTHER	1,383	780

	14,129	13,157

June 2025 Interim Report	19

2025 I Form 6-K

Notes
for the six months ended 30 June 2025
1 Basis of preparation
These condensed consolidated interim financial statements of AngloGold Ashanti plc (“AngloGold Ashanti” or the “Group”) have been prepared in compliance with IAS 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Group’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2024.
The condensed consolidated interim financial statements in this report have been prepared in accordance with the historical cost convention, except for certain financial instruments, which are stated at fair value. The Group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the Group’s audited financial statements as at and for the year ended
31 December 2024.
2 Revenue from product sales

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

Gold income (1)	4,334	2,491
Spot market sales	4,337	2,315
Concentrate sales (2)	(3)	176
By-products (1)	74	61
Revenue from product sales	4,408	2,552
(1) The disaggregation of revenue from contracts with customers by primary geographical region is described in the segmental reporting note.
(2) There have been no material provisional price adjustments for the six months ended 30 June 2025 and 30 June 2024.
3 Cost of sales

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

Operating costs (1)	1,589	1,268
Royalties	186	108
Total operating costs	1,775	1,376
Retrenchment costs	1	2
Rehabilitation and other non-cash costs	19	12
Amortisation of tangible assets	510	286
Amortisation of right of use assets	48	43
Inventory change	19	43
	2,372	1,762
(1) Operating costs include salaries and wages, stores and other consumables, fuel power and water, mining contractors (including variable lease payments), labour contractors (including variable lease payments) and consultants, and other expenses (credits).
4 Finance costs and unwinding of obligations

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

Finance costs - borrowings	60	65
Finance costs - leases	8	6
Unwinding of obligations	17	13
	85	84
The interest included within finance costs is calculated at effective interest rates.

June 2025 Interim Report	20

2025 I Form 6-K

5 Taxation

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

Current taxation
Current year	409	178
Prior year under (over) provision	(9)	6
	400	184

Deferred taxation
Current year	26	77
Change in estimate	—	(2)
Prior year under (over) provision	1	—
	27	75
	427	259
Income tax uncertainties
The Group is subject to examination by tax authorities in the respective jurisdictions of operation, which give rise to tax litigation and disputes resulting in uncertain tax positions. The Group assesses these uncertain tax positions to determine if a provision is required by applying the appropriate accounting requirements, benchmarking to similar recent outcomes and, in some cases, advice from independent experts. The economic outflow from these uncertain tax matters within the Group have been assessed as remote except for those disclosed in note 13.
Organisation for Economic Co-operation and Development (OECD) Pillar Two model rules
The Group is within the scope of the OECD Pillar Two model rules as the Pillar Two legislation was enacted on 11 July 2023 in the UK, the jurisdiction in which the Group’s parent company is incorporated, and came into effect from 1 January 2024. The Group applies the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes, as provided in the amendments to IAS 12 ‘Income Taxes’ issued in May 2023.
Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its Pillar Two effective tax rate per jurisdiction and the 15% minimum rate. The Group recognised an estimated current tax expense related to Pillar Two for 2025 of $nil (2024: $6m).
6 Headline earnings (1)

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):
Profit (loss) attributable to equity shareholders	1,112	311
Impairment reversal on property, plant and equipment and right of use asset	(74)	—
(Profit) loss on disposal of tangible assets	49	1
Impairment on equity-accounted investments	—	1
Headline earnings (loss)	1,087	313

Headline earnings (loss) per ordinary share (US cents) (2)	214	74
Diluted headline earnings (loss) per ordinary share (US cents) (3)	214	74

(1) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Number of shares

Weighted average number of ordinary shares	507,010,181	421,603,201
Dilutive potential of share options	1,030,346	522,570
Dilutive weighted average number of ordinary shares	508,040,527	422,125,771

June 2025 Interim Report	21

2025 I Form 6-K

7 Disposal group held for sale
Mineração Serra Grande mine (MSG)
On 2 June 2025, AngloGold Ashanti announced that it had agreed to sell Mineração Serra Grande S.A., which owns the Company’s Serra Grande mine (“MSG”) in the state of Goiás, Brazil, to Aura Minerals Inc. and had signed the share purchase agreement and the deferred consideration agreement. Accordingly, MSG is presented as a disposal group held for sale, with the sale expected to be completed within 12 months, once the conditions precedent have been satisfied.
As at 30 June 2025, the disposal group comprises net assets of $137m, detailed as follows:

As at
June
2025
US Dollar millions	Unaudited

Tangible assets	151
Right-of-use assets	11
Cash and cash equivalents	20
Trade receivables	20
Inventories	18
Assets held for sale	220

Lease liabilities	(8)
Trade and other payables	(41)
Environmental rehabilitation and other provisions	(34)
Liabilities held for sale	(83)
The disposal group was recorded at its fair value less costs to sell, which resulted in a reversal of impairment of $74m. This is a level 3 fair value measurement where fair value was derived using a closing cash payment of $76m and discounted real deferred consideration payments using a real discount rate of 7%.
MSG forms part of the Americas segment and is not an operating segment on its own.
G2 Goldfields Inc.
On 8 July 2025, AngloGold Ashanti fully divested its 14.91% interest in G2 Goldfields Inc. pursuant to a market sale over the Toronto Stock
Exchange for cash proceeds of C$98.9 million (less broker fees). The sale was considered highly probable and met the criteria to be classified as held for sale at 30 June 2025. Accordingly, the investment in G2 Goldfields Inc. of $75m, was presented as an asset held for sale.
8 Disposals
On 1 May 2025, AngloGold Ashanti completed the sale of its entire interest in the Doropo and Archean-Birimian Contact (ABC) projects to Resolute
Mining Limited for a total consideration of $162m, $25m received as a cash payment, $103m as deferred consideration and $34m as contingent consideration, resulting in a loss on disposal of $47m.
The deferred and contingent consideration for the sale of the Doropo project comprised discounted future cash flows to be paid in three tranches as follows:
i) $50m in cash 18 months after completion of the sale, plus either (i) the acquisition of the Mansala project or (ii) an additional amount of $25m if the acquisition cannot be completed within 18 months; and
ii) $75m in cash 30 months after completion of the sale.
The contingent consideration for the sale of the ABC project comprised probability weighted cash flows relating to a milestone payment of $10m in cash on declaration of a JORC-compliant 1.0 Moz Mineral Reserve on the current ABC project tenements, and a 2% Net Smelter Royalty over any gold production from any Mineral Resource on the current ABC project tenements.
The net assets disposed of, fair value of the consideration received / receivable and loss on disposal are as follows:

As at
June
2025
US Dollar millions	Unaudited

Tangible assets	207
Cash and cash equivalents	1
Net trade receivables	1
Net assets disposed of	209
Consideration received	162
Cash	25
Contingent consideration	34
Deferred consideration	103
Loss on disposal	47
The Doropo and ABC projects formed part of the Africa segment and were not an operating segment on their own and did not meet the definition of a discontinued operation.

June 2025 Interim Report	22

2025 I Form 6-K

9 Borrowings and lease liabilities
AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at
	June	December
	2025	2024
US Dollar millions	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,984	2,239
Proceeds from borrowings (1)	285	655
Repayment of borrowings (2)	(180)	(909)
Finance costs paid on borrowings	(48)	(114)
Interest charged to the income statement	53	114
Deferred loan fees	5	—
Translation	4	(1)
Closing balance	2,103	1,984

Borrowings
Non-current	2,017	1,901
Current	86	83
	2,103	1,984

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	48	114
Commitment fees, utilisation fees and other borrowing costs	6	12
Total finance costs paid	54	126

Reconciliation of lease liabilities

Opening balance	141	171
Acquisition through business combination	—	4
Lease liabilities recognised	98	69
Repayment of lease liabilities	(46)	(91)
Finance costs paid on lease liabilities	(8)	(11)
Interest charged to the income statement	8	12
Modifications and terminations	—	(3)
Transfer to held for sale (Note 7)	(8)	—
Translation	9	(10)
Closing balance	194	141

Lease liabilities
Non-current	128	65
Current	66	76
	194	141
(1) During the six months ended 30 June 2025, the Company made drawdowns of $285m on the new three-year 2025 Geita multi-currency RCF, of which $180m was in
USD and the remaining $105m (equivalent) was in Tanzanian shillings.
(2) During the six months ended 30 June 2025, there was a full repayment of $180m on the $1.4bn 2022 multi-currency RCF.

June 2025 Interim Report	23

2025 I Form 6-K

10 Cash generated from operations

	Six months	Six months
	ended	ended
	June	June
	2025	2024
US Dollar millions	Unaudited	Unaudited

Profit (loss) before taxation	1,775	580
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	—	18
Amortisation of tangible and right of use assets	558	329
Finance costs and unwinding of obligations	85	84
Environmental, rehabilitation, silicosis and other provisions	(46)	(22)
(Reversal of impairment) impairment, derecognition of assets and (profit) loss on disposal	(26)	(1)
Other expenses (income) (non-cash portion)	82	25
Finance income	(71)	(89)
Share of associates and joint ventures’ (profit) loss	(63)	(95)
Other non-cash movements	8	56
Other exchange losses	56	10
Movements in working capital	(308)	(160)
	2,050	735

Movements in working capital:
(Increase) decrease in inventories	19	33
(Increase) decrease in trade and other receivables	(186)	(119)
Increase (decrease) in trade and other payables	(141)	(74)
	(308)	(160)
11 Financial risk management activities
Fair value
Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.
Fair value hierarchy
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly
(derived from prices); and
•Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

June 2025 Interim Report	24

2025 I Form 6-K

11 Financial risk management activities (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 30 June 2025.

Financial instrument	Fair value	Carrying value	Fair value	Carrying value	Valuation method	Significant inputs	Fair value hierarchy of inputs
	As at June	As at June	As at December	As at December
	2025	2025	2024	2024
	Unaudited		Audited
At fair value through profit and loss
Contingent consideration asset - Mponeng (2)	19	19	23	23	Probability weighted discounted cash flow	The production plan over the contingent consideration period and discount rates.	Level 3
Contingent consideration asset - Gramalote (2)	26	26	25	25	Probability weighted discounted cash flow	Stage gate payments over the contingent consideration period and discount rates.	Level 3
Contingent consideration asset - Mansala	21	21	—	—	Discounted cash flow	Deferred payment and discount rates.	Level 3
Contingent consideration asset - ABC	13	13	—	—	Probability weighted discounted cash flow	Stage gate payment, production plan over the contingent consideration period and discount rates.	Level 3

At fair value through other comprehensive income
Listed equity investments	85	85	53	53			Level 1

At amortised cost
Borrowings - Rated bonds	1,685	1,743	1,631	1,741			Level 1
Borrowings - Revolving Credit Facilities	360	360	243	243	Discounted cash flow	Market related interest rates	Level 3
Joint venture loan receivable	402	402	463	463	Discounted cash flow	Market related interest rates	Level 3
Deferred consideration asset - Doropo (1)	103	103	—	—	Discounted cash flow	Deferred payments over the consideration period and discount rates.	Level 3
(1) Included in the statement of financial position in current and non-current trade, other receivables and other assets.
(2) The line item description has been changed from deferred consideration asset to contingent consideration asset to align more with the nature of the receivable and to clearly distinguish from receivables that are deferred but not contingent.
Reconciliation of contingent consideration assets
A reconciliation of the contingent consideration asset included in the statement of financial position is set out in the following table:

	As at	As at
	June	December
	2025	2024
US Dollar millions	Unaudited	Audited
Opening balance	48	48
Unwinding of the asset	2	4
Changes in estimates - fair value adjustments (1)	13	3
Part repayment - Mponeng	(18)	(6)
Consideration for Mansala and ABC	34	—
Translation	—	(1)
Closing balance	79	48

(1) Included in the income statement in foreign exchange and fair value adjustments

June 2025 Interim Report	25

2025 I Form 6-K

11 Financial risk management activities (continued)
Sensitivity analysis
Contingent consideration – Mponeng
As at 30 June 2025, the contingent consideration asset ($19m) was valued using a discount rate of 7.3% (2024: 8.0%) and production plans over the period as received from Harmony. The fair value calculated for the contingent consideration asset is level 3 in the fair value hierarchy due to the use of unobservable inputs. As at 30 June 2025, no portion of the contingent consideration related to Harmony developing below infrastructure has been included in the contingent consideration asset as this project is at an early stage.
A reasonable possible change in the number of ounces used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration – Gramalote
As at 30 June 2025, the contingent consideration asset ($26m) was valued using a discount rate of 9.4% (2024: 9.4%) and future stage gate payments as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.
A reasonable possible change in the assumptions used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.
Contingent consideration – Mansala and ABC
As at 30 June 2025, the contingent consideration asset ($34m) was valued using a discount rate of 9.0% for Mansala and 12.0% for ABC and future contingent considerations as per the purchase agreement. The assumptions used in the valuation included the timing and probability of contingent considerations.
A reasonable possible change in the assumptions used in the probability weighted calculation would not have a material impact on the fair value of the contingent consideration asset.

June 2025 Interim Report	26

2025 I Form 6-K

12 Capital commitments

	As at	As at
	June	December
	2025	2024
US Dollar millions	Unaudited	Audited
Orders placed and outstanding on capital contracts at the prevailing rate of exchange (1)	290	224
(1) The increase is mainly as a result of an increase in commitments at Siguiri.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the Group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the
Group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to relevant Board approvals.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. At 30 June 2025, the Group was in compliance with all of the financial maintenance covenants per its loan agreements. To the extent that external borrowings are required, the
Group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The Group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
13 Contractual commitments and contingencies
AngloGold Ashanti’s material contingent liabilities at 30 June 2025 are detailed below:
Litigation claims
On 27 March 2023, Altius Royalty Corporation (“Altius”) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti
North America Inc. (“AGANA”) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserted the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Expanded
Silicon project as well as claims acquired in 2022 as part of the Corvus Gold Inc.and Coeur Sterling, Inc. acquisitions. On 7 January 2025, the arbitration panel delivered a partial award which made final rulings regarding the proper interpretation of the royalty agreement and scope of the royalty. The partial award directed the parties to confer in an attempt to reach mutual agreement regarding how its rulings in the partial award would apply to the lands controlled by AGANA. When agreement was not reached, the parties subsequently made further submissions to the arbitration panel advancing their respective understandings of the application of the partial award. The parties are currently awaiting further instruction or a final award from the arbitration panel. In view of the uncertainty that remains regarding the area that will be determined subject to the royalty and the limitation of current information for the estimation of a liability, no reasonable estimate can be made for the obligation that may arise in relation to this arbitration.
Tax matters - Brazil - AngloGold Ashanti Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 on VAT, social security contributions, property taxes and federal contributions on royalties. The collective contingent liability on the various matters is $53m. There is uncertainty whether the amounts are due under the applicable laws, but the Group believes that the chance of an adverse outcome is possible.
14 Subsequent events
Sale of interest in G2 Goldfields Inc.
On 8 July 2025, AngloGold Ashanti fully divested its 14.91% interest in G2 Goldfields Inc. pursuant to a market sale over the Toronto Stock
Exchange (“TSX”) for cash proceeds of CAD $98.9m or $70 million (less broker fees), resulting in a realised gain of 15 times the cost of the investment.
Proposed acquisition of Augusta Gold Corp.
On 16 July 2025, AngloGold Ashanti announced that it had entered into a definitive agreement with Augusta Gold Corp. (“Augusta Gold”) to acquire all of the issued and outstanding common shares of Augusta Gold at a price of CAD $1.70 per share, implying a fully-diluted equity value for
Augusta Gold of approximately CAD $152m (approximately $111m). Additionally, in connection with the proposed transaction, AngloGold Ashanti will provide funds for the repayment of certain shareholder loans (which amounted to approximately $32.6m at 31 March 2025). The proposed transaction is subject to the satisfaction of customary closing conditions, including certain approvals of the Augusta Gold shareholders.
Management will assess the accounting treatment upon the completion of the transaction.

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

31 July 2025

June 2025 Interim Report	27

2025 I Form 6-K

Dividends
AngloGold Ashanti plc today announces an interim dividend for the three months ended 30 June 2025 of 80 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2025
Ex-dividend on NYSE	Friday, 22 August
Record date	Friday, 22 August
Payment date	Friday, 5 September
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 80 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2025
Declaration date	Friday, 1 August
Currency conversion rate for South African rands announcement date	Friday, 15 August
Last date to trade ordinary shares cum dividend	Tuesday, 19 August
Ordinary shares trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Payment date	Friday, 5 September
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 20 August 2025 and Friday, 22 August 2025, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 15 August 2025 and Friday, 22 August 2025, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 15 August 2025.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the Central
Securities Depositary (GH) LTD

2025
Currency conversion date	Friday, 15 August
Last date to trade and to register shares cum dividend	Tuesday, 19 August
Shares trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Approximate payment date of dividend	Friday, 5 September
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding Company Ltd as depository agent 100 GhDSs represent one ordinary share

2025
Currency conversion date	Friday, 15 August
Last date to trade and to register GhDSs cum dividend	Tuesday, 19 August
GhDSs trade ex-dividend	Wednesday, 20 August
Record date	Friday, 22 August
Approximate payment date of dividend	Friday, 5 September
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 80 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢10.5000, the gross dividend payable per share, is equivalent to ca. ¢8.4 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

June 2025 Interim Report	28

2025 I Form 6-K

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term
“non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs” metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold
Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold.
It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable
US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce - managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce -
non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
The “average gold price received per ounce” for the six months ended 30 June 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
Sustaining capital expenditure
“Sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.
Non-sustaining capital expenditure
“Non-sustaining capital (expenditure)” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that “total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.

June 2025 Interim Report	29

2025 I Form 6-K

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker
(CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-
sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of
“total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2025, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total (managed operations/non-managed joint ventures) and segment basis in Note A below. In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2025, to “average gold price received per ounce” for each of the six-month periods ended 30 June 2025 and 30
June 2024, is presented on a total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s unaudited condensed consolidated interim financial statements as of and for the six-month period ended 30 June 2025, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the six-month periods ended 30 June 2025 and 30 June 2024, is presented on a total (managed operations/non-managed joint ventures) and segment basis in
Note C below.

June 2025 Interim Report	30

2025 I Form 6-K

NOTE A - ALL-IN SUSTAINING COSTS AND TOTAL CASH COSTS PER OUNCE RECONCILIATION

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
Amortisation of tangible, intangible and right of use assets	(2)	(47)	(47)	(56)	(42)	(33)	(81)	(169)	—	(381)	(29)	(47)	—	(76)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	60	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	3	11	1	—	17	8	10	—	18
Sustaining exploration and study costs	—	—	—	2	—	4	5	—	—	11	—	—	—	—
Total sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
All-in sustaining costs (4)	66	192	192	188	237	304	401	270	—	1,400	225	216	18	459
Gold sold - oz (000)	—	135	135	90	122	166	265	253	—	896	119	141	—	260
All-in sustaining costs per ounce - $/oz (1)	—	1,414	1,414	2,099	1,945	1,837	1,512	1,068	—	1,565	1,889	1,527	—	1,764

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects			ADJUSTED TO EXCLUDE SUKARI (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Managed operations (Africa)	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	1,053	2,002
By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(3)	(73)
Amortisation of tangible, intangible and right of use assets	(37)	(48)	(14)	—	(99)	—	(47)	(558)	(212)	(389)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	(1)	(1)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	61	—	61
Lease payment sustaining	—	12	4	—	16	1	2	53	16	52
Sustaining exploration and study costs	1	1	—	—	2	—	—	13	11	13
Total sustaining capital expenditure	31	52	20	—	103	2	24	485	267	416
All-in sustaining costs (4)	162	179	79	2	422	4	192	2,351	1,130	2,081
Gold sold - oz (000)	96	125	26	—	247	—	135	1,403	643	1,150
All-in sustaining costs per ounce - $/oz (1)	1,697	1,427	3,019	—	1,707	—	1,414	1,676	1,760	1,810
(1) In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(5) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	31

2025 I Form 6-K

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	7	213	213	201	202	300	350	370	—	1,423	216	241	18	475
- By-product revenue	—	(1)	(1)	—	(1)	—	(2)	(1)	—	(4)	(1)	(2)	—	(3)
- Inventory change	—	4	4	1	5	(2)	(13)	(13)	—	(22)	4	(1)	—	3
- Amortisation of tangible assets	(2)	(46)	(46)	(53)	(42)	(31)	(69)	(168)	—	(363)	(22)	(36)	—	(58)
- Amortisation of right of use assets	—	(1)	(1)	(3)	—	(2)	(12)	(1)	—	(18)	(7)	(11)	—	(18)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	(5)	(5)	(4)	(3)	(2)	(4)	(2)	—	(15)	—	—	(1)	(1)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	5	165	165	142	161	263	250	185	—	1,001	190	191	17	398
Gold produced - oz (000)	—	138	138	89	125	165	254	246	—	879	122	139	—	261
Total cash costs per ounce - $/oz (1)	—	1,193	1,193	1,586	1,293	1,595	985	750	—	1,138	1,561	1,376	—	1,528

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	AMERICAS					Projects			ADJUSTED TO EXCLUDE SUKARI (5)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations	Managed operations (Africa)	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	226	171	68	2	467	—	213	2,372	1,053	2,002
- By-product revenue	(58)	(9)	—	—	(67)	—	(1)	(74)	(3)	(73)
- Inventory change	(1)	1	—	—	—	—	4	(19)	(9)	(6)
- Amortisation of tangible assets	(37)	(38)	(12)	—	(87)	—	(46)	(510)	(195)	(342)
- Amortisation of right of use assets	—	(10)	(2)	—	(12)	—	(1)	(48)	(17)	(47)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(6)	1	2	—	(3)	—	(5)	(19)	(13)	(17)
- Retrenchment costs	(1)	—	—	—	(1)	—	—	(1)	—	(1)
Total cash costs (4)	123	116	56	2	297	—	165	1,701	816	1,516
Gold produced - oz (000)	94	126	26	—	246	—	138	1,386	633	1,140
Total cash costs per ounce - $/oz (1)	1,305	922	2,144	—	1,206	—	1,193	1,228	1,289	1,330
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	32

2025 I Form 6-K

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	174	174	167	180	261	310	—	918	215	206	17	438
By-product revenue	—	(1)	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(2)	(43)	(43)	(41)	(33)	(25)	(61)	—	(160)	(39)	(43)	(1)	(83)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	(1)	—	—	—	—
Corporate administration, marketing and related expenses	65	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	2	2	2	—	—	11	—	12	9	5	—	14
Sustaining exploration and study costs	—	—	—	—	1	2	4	—	7	—	—	—	—
Total sustaining capital expenditure	—	34	34	53	69	43	87	—	252	23	17	—	40
All-in sustaining costs (4)	65	165	165	181	216	280	349	—	1,027	207	183	17	408
Gold sold - oz (000)	—	154	154	131	113	130	240	—	614	122	131	—	253
All-in sustaining costs per ounce - $/oz (1)	—	1,078	1,078	1,380	1,910	2,144	1,459	—	1,671	1,695	1,398	—	1,609

ALL-IN SUSTAINING COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	175	164	65	1	405	—	174	1,762
By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)
Amortisation of tangible, intangible and right of use assets	(25)	(49)	(10)	—	(84)	—	(43)	(329)
Adjusted for decommissioning and inventory amortisation	—	—	(1)	—	(1)	—	—	(3)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	66
Lease payment sustaining	—	14	5	—	19	—	2	46
Sustaining exploration and study costs	3	—	—	—	3	—	—	11
Total sustaining capital expenditure	28	46	17	—	91	3	34	386
All-in sustaining costs (4)	125	174	77	1	376	4	165	1,879
Gold sold - oz (000)	95	130	41	—	266	—	154	1,133
All-in sustaining costs per ounce - $/oz (1)	1,323	1,338	1,848	—	1,414	—	1,078	1,658
(1) In addition to the operational performances of the mines, “all-in sustaining costs (per ounce)” and “total cash costs (per ounce)” are affected by fluctuations in the foreign currency exchange rate.
AngloGold Ashanti reports “all-in sustaining costs (per ounce)” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs (per ounce)”
calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs (per ounce)” and “total cash costs (per ounce)’’ may not be calculated based on amounts presented in this table due to rounding.
(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	33

2025 I Form 6-K

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other (3)	AFRICA								AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	1	174	174	167	180	261	310	—	918	215	206	17	438
- By-product revenue	—	(1)	(1)	—	—	(1)	(1)	—	(2)	(1)	(1)	—	(2)
- Inventory change	—	5	5	(3)	(6)	(4)	(10)	—	(24)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(2)	(43)	(43)	(39)	(33)	(25)	(45)	—	(142)	(31)	(40)	—	(71)
- Amortisation of right of use assets	—	—	—	(2)	—	—	(16)	—	(18)	(8)	(3)	(1)	(12)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	2	2	(2)	(4)	(2)	(1)	—	(9)	—	—	—	—
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (4)	(1)	137	137	121	137	229	236	—	724	172	154	16	343
Gold produced - oz (000)	—	158	158	128	108	128	229	—	593	120	126	—	246
Total cash costs per ounce - $/oz (1)	—	866	866	943	1,269	1,791	1,032	—	1,220	1,436	1,221	—	1,393

TOTAL CASH COSTS	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non-managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Cost of sales per segmental information (2)	175	164	65	1	405	—	174	1,762
- By-product revenue	(57)	—	—	—	(57)	—	(1)	(61)
- Inventory change	(8)	(1)	—	—	(10)	—	5	(43)
- Amortisation of tangible assets	(25)	(38)	(8)	—	(71)	—	(43)	(286)
- Amortisation of right of use assets	—	(11)	(2)	—	(13)	—	—	(43)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(3)	—	—	—	(3)	—	2	(12)
- Retrenchment costs	(1)	(1)	—	—	(2)	—	—	(2)
Total cash costs (4)	82	113	54	1	250	—	137	1,316
Gold produced - oz (000)	86	129	42	—	257	—	158	1,096
Total cash costs per ounce - $/oz (1)	954	876	1,302	—	974	—	866	1,200
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	34

2025 I Form 6-K

NOTE B - AVERAGE GOLD PRICE RECEIVED PER OUNCE RECONCILIATION

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Six months		Six months
	ended		ended
	Jun		Jun
	2025		2024
	Unaudited		Unaudited
US Dollar million, except as otherwise noted	Managed operations	Non-managed joint ventures	Managed operations	Non-managed joint ventures
Gold income	4,334	417	2,491	340
Gold sold - oz (000)	1,403	135	1,133	154
Average gold price received per ounce - $/oz(1)	3,090	3,078	2,197	2,219
(1) The “average gold price received per ounce” for the six months ended 30 June 2024 has been restated to be based on the gold revenue from primary operating activities. Previously, the gold price received per ounce calculation included revenue from normal operating activities as well as hedging activities.
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	35

2025 I Form 6-K

NOTE C - SUSTAINING CAPITAL EXPENDITURE AND NON-SUSTAINING CAPITAL EXPENDITURE RECONCILIATION

CAPITAL EXPENDITURE	FOR THE SIX MONTHS ENDED 30 JUNE 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	24	24	39	78	31	119	69	—	336	30	14	—	44
Non-sustaining capital expenditure	—	40	40	33	10	1	10	56	—	110	—	31	—	31
Capital expenditure	—	64	64	72	88	32	129	125	—	446	30	45	—	75

CAPITAL EXPENDITURE	AMERICAS					Projects			ADJUSTED TO EXCLUDE SUKARI(1)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Managed operations (Africa)	Managed operations
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	31	52	20	—	103	2	24	485	267	416
Non-sustaining capital expenditure	—	2	—	—	2	25	40	168	54	112
Capital expenditure	31	54	20	—	105	27	64	653	321	528

CAPITAL EXPENDITURE	FOR THE SIX MONTHS ENDED 30 JUNE 2024
	Corporate and other	AFRICA								AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	—	34	34	53	69	43	87	—	252	23	17	—	40
Non-sustaining capital expenditure	—	27	27	17	20	—	5	—	42	—	46	—	46
Capital expenditure	—	61	61	70	89	43	92	—	294	23	63	—	86

CAPITAL EXPENDITURE	AMERICAS					Projects
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations
in US Dollar million, except as otherwise noted

Sustaining capital expenditure	28	46	17	—	91	3	34	386
Non-sustaining capital expenditure	—	—	—	—	—	16	27	104
Capital expenditure	28	46	17	—	91	19	61	490
(1) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	36

2025 I Form 6-K

Other information - Exchange rates

	Jun	Jun
	2025	2024
	Unaudited	Unaudited

ZAR/USD average for the year to date	18.37	18.72
ZAR/USD closing	17.75	18.19

AUD/USD average for the year to date	1.58	1.52
AUD/USD closing	1.52	1.50

BRL/USD average for the year to date	5.76	5.08
BRL/USD closing	5.46	5.56

ARS/USD average for the year to date	1,103.75	860.07
ARS/USD closing	1,194.08	911.75

EGP/USD average for the year to date	50.39	41.63
EGP/USD closing	49.55	48.06

June 2025 Interim Report	37

2025 I Form 6-K

FINANCIAL RESULTS  I  OPERATIONS AT A GLANCE

OPERATIONS AT A GLANCE	FOR THE SIX MONTHS ENDED 30 JUNE 2025 AND 30 JUNE 2024
	Gold production oz (000)		Cost of sales $m		Gross profit $m		Total cash costs per ounce* $/oz		All-in sustaining costs per ounce* $ /oz		Sustaining MRD / Stripping capital $m		Other sustaining capital $m		Non-sustaining capital* $m
	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24	Jun-25	Jun-24

AFRICA Non-managed joint ventures	138	158	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27
Kibali - Attributable 45% (1)	138	158	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27

AFRICA Managed operations	879	593	1,423	918	1,354	443	1,138	1,220	1,565	1,671	192	178	144	74	110	42
Iduapriem	89	128	201	167	76	122	1,586	943	2,099	1,380	35	48	4	5	33	17
Obuasi	125	108	202	180	175	69	1,293	1,269	1,945	1,910	58	48	20	21	10	20
Siguiri (3)	165	128	300	261	211	31	1,595	1,791	1,837	2,144	11	14	20	29	1	—
Geita	254	229	350	310	480	221	985	1,032	1,512	1,459	67	68	52	19	10	5
Sukari (3)	246	—	370	—	412	—	750	—	1,068	—	21	—	48	—	56	—
Administration and other			—	—	—	—					—	—	—	—	—	—

AUSTRALIA	261	246	475	438	325	125	1,528	1,393	1,764	1,609	16	21	28	19	31	46
Sunrise Dam	122	120	216	215	151	57	1,561	1,436	1,889	1,695	10	12	20	10	—	—
Tropicana - Attributable 70%	139	126	241	206	192	85	1,376	1,221	1,527	1,398	6	9	8	9	31	46
Administration and other	—	—	18	17	(18)	(17)					—	—	—	—	—	—

AMERICAS	246	257	467	405	364	222	1,206	974	1,707	1,414	74	71	29	20	2	—
Cerro Vanguardia (3)	94	86	226	175	128	88	1,305	954	1,697	1,323	14	19	17	9	—	—
AngloGold Ashanti Mineração (2)	126	129	171	164	225	108	922	876	1,427	1,338	43	38	9	8	2	—
Serra Grande	26	42	68	65	13	27	2,144	1,302	3,019	1,848	17	14	3	3	—	—
Administration and other	—	—	2	1	(2)	(1)					—	—	—	—	—	—

PROJECTS			—	—	—	—	—	—	—	—	—	—	2	3	25	16
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10	3
North American projects	—	—	—	—	—	—	—	—	—	—	—	—	2	3	15	13

CORPORATE AND OTHER	—	—	7	1	(7)	(41)					—	—	—	—	—	—

Managed operations	1,386	1,096	2,372	1,762	2,036	749	1,228	1,200	1,676	1,658	282	270	203	116	168	104
Non-managed joint ventures	138	158	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27
Managed operations (excluding Sukari)(4)	1,140	1,096	2,002	1,762	1,624	749	1,330	1,200	1,810	1,658	261	270	155	116	112	104
Non-managed joint ventures	138	158	213	174	205	167	1,193	866	1,414	1,078	10	20	14	14	40	27

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

June 2025 Interim Report	38

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, 5, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Telephone: +44 (0) 203 968 3320
Fax: +44 (0) 203 968 3325
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon (Chief Executive Officer)
GA Doran  (Chief Financial Officer)
Non-Executive
JE Tilk (Chairman)
KOF Busia
B Cleaver
AM Ferguson
AH Garner
J Magie
N Newton-King
DL Sands
Company Secretary
C Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2000
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/investor
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about
AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the
United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

June 2025 Interim Report	39

2025 I Form 6-K

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

June 2025 Interim Report	40

2025 I Form 6-K

Exhibit 22
SUBSIDIARY ISSUER OF GUARANTEED SECURITIES
As of 30 June 2025, AngloGold Ashanti plc (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by
AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 1 August 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary